

January 5, 2026

Jennifer Ernst
Chief Executive Officer
Tivic Health Systems, Inc.
47685 Lakeview Blvd.
Fremont, CA 94538

      Re: Tivic Health Systems, Inc.
          Registration Statement on Form S-3
          Filed December 29, 2025
          File No. 333-292467

Dear Jennifer Ernst:

      This is to advise you that we have not reviewed and will not review your registration statement.

      Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

      Please contact Margaret Sawicki at 202-551-7153 with any questions.

          Sincerely,

          Division of Corporation Finance
          Office of Industrial Applications and Services

cc: Christopher Tinen, Esq.